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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

June 3, 2016

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Megan Miller

Re:	Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Ms. Miller:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the Registrant’s Form N-CSR filed with the SEC on April 29, 2015, in respect of the fiscal year ended February 28, 2015 for certain of the Registrants’ separate series (each such series, a “Fund” and collectively, the “Funds”). The SEC staff’s comments were provided by you to Robin Nesbitt and Catherine MacGregor of the Registrant and Jeremy Senderowicz of Dechert LLP in a telephonic discussion on May 4, 2016.

A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below. Any changes to the Registrant’s Form N-CSR filings to be made in response to the staff’s comments will be reflected in a filing for a subsequent fiscal period, unless otherwise noted.

1.	Comment: We note that the certifications of the Registrant’s principal executive officer (“PEO”) and principal financial officer (“PFO”), as required by Rule 30a-2(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), are dated two days before the date of the “Report of Independent Registered Public Accounting Firm” regarding the Registrant’s financial statements and included in the filing. Please confirm that the Registrant’s PEO and PFO are comfortable making the required certifications before the audit of the Registrant’s financial statements had been completed.

Response: Confirmed. The PEO and PFO are comfortable certifying the financial statements on a date prior to the final date of the audit opinion as the financials presented for certification represent the final draft upon which the opinion is issued and occur when the audit is substantially complete.

2.	Comment: In the “Schedule of Investments,” footnotes indicate that some or all of the Funds received non-cash collateral in respect of securities lent by the Fund. Please consider updating the caption “Securities Lending Collateral” to indicate whether that item includes both cash and non-cash collateral, or only refers to cash collateral.

Response: The Registrant respectfully declines to make the suggested change. The Registrant believes that the suggested change adds little value given that, in accordance with GAAP, non-cash collateral is not included in the Schedule of Investments because the Funds do not exercise effective control over the securities pledged. This treatment differs from the cash collateral of which the Registrant directs the investment as disclosed in the Schedule of Investments. The Registrant notes however that each Fund’s condensed Schedule of Investments does include a footnote for each security on loan which discloses the collective value of the securities on loan for the Fund and the amount, if any, of the non-cash collateral pledged for such securities.

3.	Comment: In addition, please add the word “net” to the “Securities on loan” caption under “Investment Income” on the Statement of Operations to indicate that the amounts displayed thereunder are net of any amounts paid to the Funds’ securities lending agent.

Response: The Registrant respectfully declines to make the suggested change.

We believe that the Notes to Financials regarding securities lending sufficiently details the composition as shown on the Statement of Operations:

“Securities lending income, as disclosed in each fund’s Statement of Operations, if applicable, represents the income earned from the investment of the cash collateral plus any fees paid by borrowers, less the fees paid to the lending agent and broker rebates which are subject to adjustments pursuant to the securities lending agreement”

4.	Comment: With respect to the valuation information provided for Schwab Fundamental Emerging Markets Large Company Index ETF, the column “Change in Unrealized Appreciation (Depreciation)” states that the Fund experienced a change in depreciation of $19,715 in a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value. However, the immediately preceding table indicates that the Fund had no Level 3 investments as of February 28, 2015. Please explain the discrepancy.

Response: Please reference the complete Schedule of Investments on file where the reconciliation of investment holdings indicates a Level 3 investment. According to the complete Schedule of Investments, there is South African fair valued security (i.e., Level 3) with no value as follows:

Diversified Financials 0.4%
African Bank Investments Ltd. *(d)(e)	30,732	—

*	Non-income producing security

(d) Illiquid security. At the period end, the value of these amounted to $0 or 0.0% of net assets.

(e) Fair-valued by management in accordance with procedures approved by the Board of Trustees.

The summary of inputs used to value the Fund’s investments reflects only the value and not the number of securities in each level, and as such the value of African Bank Investments of $0.00 is properly disclosed.

The Registrant will consider however adding a footnote indicating that a Fund did hold a Level 3 security that was determined to have no value, when applicable.

5.	Comment: Please confirm whether the Registrant’s securities lending transactions are subject to master netting agreements. If so, please conform the relevant disclosure to the requirements of Accounting Standards Codification (“ASC”) 210-20-50-5.

Response: During the period 2/28/2014 – 2/28/2015, the Funds did not engage in securities lending transactions subject to master netting agreements. Therefore, the Funds were not required to disclose the quantitative information required under ASC 210-20-50-5.

6.	Comment: Please confirm whether the Funds have executed any trades in reliance on Rule 17a-7 under the 1940 Act. If so, please explain why the disclosure required under ASC 850-10-50 is not included.

Response: During the period 2/28/2014 – 2/28/2015, the Funds did not engage in any inter-fund transactions in reliance on Rule 17a-7.

7.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*    *    *

Should you have any questions or comments, please contact the undersigned at 212.641.5669.

Sincerely,

/s/ Jeremy Senderowicz
Jeremy Senderowicz

CC:	Robin Nesbitt

Catherine MacGregor

David Lekich

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